================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                                IXOS SOFTWARE AG
                                (Name of Issuer)

                             BEARER ORDINARY SHARES
                         (Title of Class of Securities)

                                    46600V108
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                               SEPTEMBER 12, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

-----------------------------                      -----------------------------
101388106                                                          Page  2 of 20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        5,400,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,400,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,400,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  3 of 20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners (Bermuda), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        5,400,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,400,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,400,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  4 of 20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP (Bermuda) Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        5,400,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,400,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,400,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  5 of 20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        5,400,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,400,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,400,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  6 of 20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        5,400,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,400,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,400,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  7 of 20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        5,400,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,400,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,400,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  8 of 20
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        5,400,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,400,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,400,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  9 of 20
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the bearer ordinary shares, no par value (the "Bearer Ordinary Shares"), of IXOS Software AG, a German stock corporation (the "Company"). The address of the principal executive office of the Company is Bretonischer Ring 12, D-85630 Grasbrunn/Munich, Germany.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners (Bermuda), L.P., a Bermuda limited partnership ("GAP LP"), GAP (Bermuda) Limited, a Bermuda exempted company ("GAP Bermuda GenPar"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP LP, GAP Bermuda GenPar, GapStar, GAPCO II and KG, the "Reporting Persons"). The Reporting Persons (other than GAP LP, GAP Bermuda GenPar, KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. GAP LP and GAP Bermuda GenPar are located at Clarendon House, Church Street, Hamilton HM 11, Bermuda. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

-----------------------------                      -----------------------------
101388106                                                          Page 10 of 20
-----------------------------                      -----------------------------


                  The general partner of GAP LP is GAP Bermuda GenPar. GAP is the managing member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsely, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are the general partners of GAPCO II. Each of the GAP Managing Members is a director and a Vice President of GAP Bermuda GenPar, except for Mr. Denning, who is a director and the President of GAP Bermuda GenPar. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic

-----------------------------                      -----------------------------
101388106                                                          Page 11 of 20
-----------------------------                      -----------------------------


violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to (i) a Participation Agreement, dated August 12, 2002, by and among the Company, GAP LP, GapStar, GAPCO II and KG (the "Participation Agreement"), the Company agreed to sell to GAP LP, GapStar, GAPCO II and KG, and GAP LP, GapStar, GAPCO II and KG agreed to purchase from the Company, an aggregate of 1,800,000 Bearer Ordinary Shares for an aggregate purchase price of (euro)10,620,000, (ii) a Share Purchase Agreement, dated August 12, 2002, by and among GAP LP, GapStar, GAPCO II, KG, Eberhard Farber and Helga Farber (the "Farber Share Purchase Agreement"), Eberhard Farber and Helga Farber (collectively, the "Farbers") agreed to sell to GAP LP, GapStar, GAPCO II and KG, and GAP LP, GapStar, GAPCO II and KG agreed to purchase from the Farbers, an aggregate of 1,800,000 Bearer Ordinary Shares for an aggregate purchase price of (euro)11,700,000 and (iii) a Share Purchase Agreement, dated August 12, 2002, by and among GAP LP, GapStar, GAPCO II, KG, Hans Strack-Zimmermann and Sibylle Strack-Zimmermann (the "Zimmermann Share Purchase Agreement" and, together with the Participation Agreement and the Farber Share Purchase Agreement, the "Transaction Documents"), Hans Strack-Zimmermann and Sibylle Strack-Zimmermann (collectively, the "Zimmermanns") agreed to sell to GAP LP, GapStar, GAPCO II and KG, and GAP LP, GapStar, GAPCO II and KG agreed to purchase from the Zimmermanns, an aggregate of 1,800,000 Bearer Ordinary Shares for an aggregate purchase price of (euro)11,700,000. GAP LP, GapStar,

-----------------------------                      -----------------------------
101388106                                                          Page 12 of 20
-----------------------------                      -----------------------------


GAPCO II and KG funded their subscription from the Company of 1,800,00 Bearer Ordinary Shares on September 17, 2002. The funding and consummation of the transactions contemplated by the Farber Share Purchase Agreement and the Zimmermann Share Purchase Agreement is expected to occur on or about September 23, 2002. See Item 6 for a more complete description.

                  The consummation of the transactions contemplated by the Transaction Documents was subject to the approval of Germany's Federal Cartel Office (the "Cartel Office"), a material condition to closing (the "FCO Condition"). The FCO Condition was satisfied on September 12, 2002, upon the receipt of the Cartel Office's authorization to complete the transactions.

                  All of the funds to purchase the Bearer Ordinary Shares from the Company, the Farbers and the Zimmermanns were obtained from contributions from partners of GAP LP, GAPCO II and KG, and advances under an existing credit facility for GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired beneficial ownership of the Bearer Ordinary Shares described in this Schedule 13D for investment purposes. From time to time the Reporting Persons may acquire additional Bearer Ordinary Shares and dispose of some or all of the Bearer Ordinary Shares owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, GAP, GAP LP, GapStar, GAPCO II, KG and GmbH Management each own of record no Bearer Ordinary Shares, 4,689,222

-----------------------------                      -----------------------------
101388106                                                          Page 13 of 20
-----------------------------                      -----------------------------


Bearer Ordinary Shares, 350,394 Bearer Ordinary Shares, 352,824 Bearer Ordinary Shares, 7,560 Bearer Ordinary Shares and no Bearer Ordinary Shares, respectively, 0.0%, 21.8%, 1.6%, 1.66%, 0.04% and 0.0%, respectively, of the
Company's issued and outstanding Bearer Ordinary Shares.

                  By virtue of the fact that (i) the GAP Managing Members are the directors of GAP Bermuda GenPar and the senior executive officers (President, in the case of Mr. Denning, and Vice President, in the case of each of the other GAP Managing Members), (ii) GAP Bermuda GenPar is the general partner of GAP LP, (iii) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (iv) GAP is the managing member of GapStar and (v) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Bearer Ordinary Shares, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 5,400,000 Bearer Ordinary Shares, or 25.1% of the issued and outstanding Bearer Ordinary Shares.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 5,400,000 Bearer Ordinary Shares that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in Bearer Ordinary Shares during the past 60 days.

-----------------------------                      -----------------------------
101388106                                                          Page 14 of 20
-----------------------------                      -----------------------------


                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted in Item 5 above, GAP Bermuda GenPar is authorized and empowered to vote and dispose of the securities held by GAP LP, the GAP Managing Members (other than Mr. Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO II, GAP is authorized and empowered to vote and dispose of the securities held by GapStar and the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG. Accordingly, GAP Bermuda GenPar, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Bearer Ordinary Shares, as well as such other action taken on behalf of the Reporting Persons with respect to the Bearer Ordinary Shares as they deem to be in the collective interest of the Reporting Persons.

                  As described in Item 3 above, on August 12, 2002, GAP LP, GapStar, GAPCO II and KG entered into (i) the Participation Agreement, pursuant to which GAP LP, GapStar, GAPCO II and KG agreed to purchase from the Company, subject to the satisfaction of certain material conditions, including, without limitation, the FCO Condition, an aggregate of 1,800,000 Bearer Ordinary Shares for an aggregate purchase price of (euro)10,620,000, (ii) the Farber Share Purchase Agreement, pursuant to which GAP LP, GapStar, GAPCO II and KG agreed to purchase from the Farbers, subject to the

-----------------------------                      -----------------------------
101388106                                                          Page 15 of 20
-----------------------------                      -----------------------------


satisfaction of the FCO Condition, an aggregate of 1,800,000 Bearer Ordinary Shares for an aggregate purchase price of (euro)11,700,000 and (iii) the Zimmermann Share Purchase Agreement, pursuant to which GAP LP, GapStar, GAPCO II and KG agreed to purchase from the Zimmermanns, subject to the satisfaction of the FCO Condition, an aggregate of 1,800,000 Bearer Ordinary Shares for an aggregate purchase price of (euro)11,700,000. The FCO Condition was satisfied on September 12, 2002, upon the receipt of the Cartel Office's authorization to complete the transactions. GAP LP, GapStar, GAPCO II and KG funded their subscription from the Company of 1,800,000 Bearer Ordinary Shares on September 17, 2002. The funding and consummation of the transactions contemplated by the Farber Share Purchase Agreement and the Zimmermann Share Purchase Agreement is expected to occur on or about September 23, 2002.

                  Pursuant to the Participation Agreement, the Company agreed that at the next shareholders meeting (the "Shareholders Meeting"), it will nominate a designee of GAP LP, GapStar, GAPCO II and KG, collectively, to be elected to the supervisory board of the Company. In addition, GAP LP, GapStar, GAPCO II and KG, collectively, have the right to nominate a second designee to be elected as a substitute member of the supervisory board. If a member of the supervisory board leaves office after the Shareholders Meeting, then such substitute member shall replace the departing member of the supervisory board.

                  In addition, pursuant to the Participation Agreement, for a period of 12 months after the consummation of the Participation Agreement has been registered in Germany's commercial register, GAP LP, GapStar, GAPCO II and KG shall not, without the prior written consent of the supervisory board, offer, sell, contract to sell or otherwise dispose of any of its Bearer Ordinary Shares, provided that the foregoing shall in no way

-----------------------------                      -----------------------------
101388106                                                          Page 16 of 20
-----------------------------                      -----------------------------


prevent or restrict (i) any of GAP LP, GapStar, GAPCO II or KG from making a disposition of its Bearer Ordinary Shares (x) in connection with a sale of the Company or (y) to its affiliates or distributing the Bearer Ordinary Shares to its partners, members or investors (provided that the transferee agrees to be bound by the restrictions described in this sentence) or (ii) GapStar from pledging and granting a security interest in all or any portion of its Bearer Ordinary Shares to a lender to secure its obligations under a loan made to acquire such Bearer Ordinary Shares.

                  Pursuant to the Farber Share Purchase Agreement, if either Eberhard Farber or Helga Farber wishes to sell any of his or her remaining shares in the Company, then Eberhard Farber or Helga Farber, as the case may be, must first offer such shares to each of GAP LP, GapStar, GAPCO II and KG, who have the right to purchase all or some of such shares.

                  Pursuant to the Zimmermann Share Purchase Agreement, if Hans Strack-Zimmermann or Sibylle Strack-Zimmermann wishes to sell any of his or her remaining shares in the Company, then Hans Strack-Zimmermann or Sibylle Strack-Zimmermann, as the case may be, must first offer such shares to each of GAP LP, GapStar, GAPCO II and KG, who have the right to purchase all or some of such shares.

                  The foregoing summaries of the Participation Agreement, the Farber Share Purchase Agreement and the Zimmermann Share Purchase Agreement are qualified in their entirety by reference to Exhibits 4, 5 and 6.

                  Simultaneously with the consummation of the transactions contemplated by the Participation Agreement, the Company, GAP LP,

-----------------------------                      -----------------------------
101388106                                                          Page 17 of 20
-----------------------------                      -----------------------------


GapStar, GAPCO II and KG entered into the Registration Rights Agreement, dated September 17, 2002 (the "Registration Rights Agreement"), pursuant to which the Company granted to GAP LP, GapStar, GAPCO II and KG, as a group, two long-form demand registration rights for an underwritten offering, three short-form registrations on Form F-3 or Form S-3 and customary "piggy-back" registration rights with respect to both primary and secondary offerings initiated by the Company or other stockholders of the Company. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to
Exhibit 7.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 7, 2002 appointing Thomas J. Murphy,
                                    Attorney-in-Fact for GAP (filed as Exhibit 2 to the Schedule 13D filed by GAP regarding Bottomline Technologies (DE), Inc. (File No. 005-57585)) is hereby incorporated by reference.

                  Exhibit 3: Power of Attorney dated January 7, 2002 appointing Thomas J. Murphy,
                                    Attorney-in-Fact for GAPCO II (filed as
                                    Exhibit 3 to the Schedule 13D filed by GAP regarding Bottomline Technologies (DE), Inc. (File No. 005-57585)) is hereby incorporated by reference.

                  Exhibit 4: Participation Agreement, dated August 12, 2002, by and among IXOS Software AG, General Atlantic Partners (Bermuda), L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG.

                  Exhibit 5: Share Purchase Agreement, dated August 12, 2002, by and among General Atlantic Partners (Bermuda), L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG., Eberhard Farber and Helga Farber.

-----------------------------                      -----------------------------
101388106                                                          Page 18 of 20
-----------------------------                      -----------------------------


                  Exhibit 6: Share Purchase Agreement, dated August 12, 2002, by and among General Atlantic Partners (Bermuda), L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG., Hans Strack-Zimmermann and Sibylle Strack-Zimmermann.

                  Exhibit 7: Registration Rights Agreement, dated September 17, 2002, among the Company, General Atlantic Partners (Bermuda) L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co. KG.

-----------------------------                      -----------------------------
101388106                                                          Page 19 of 20
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 17, 2002.


                                   GENERAL ATLANTIC PARTNERS, LLC


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

                                   By:  GAP (Bermuda) Limited,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Vice President


                                   GAP (BERMUDA) LIMITED

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Vice President


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact

-----------------------------                      -----------------------------
101388106                                                          Page 20 of 20
-----------------------------                      -----------------------------


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO Management GmBH,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Procuration Officer


                                   GAPCO MANAGEMENT GMBH

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Procuration Officer